Asx Announcement

(ASX:NVX)

EXHIBIT 99.5

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

Successful Completion of Institutional Placement

BRISBANE, Australia, November 27, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”) today announced the successful completion of its fully underwritten $44.4 million placement of new fully paid ordinary shares (“New Shares”) to institutional and sophisticated investors at an offer price of $0.60 per New Share (“Institutional Placement”). Under the Institutional Placement, the Company will issue approximately 74.1 million New Shares pursuant to the Company’s existing placement capacity under ASX Listing Rule 7.1.

NOVONIX Chairman, Admiral Robert J. Natter, USN Ret., said: “The Institutional Placement was supported by the Company’s existing institutional shareholders. It is also pleasing to have the opportunity to welcome a number of new high quality domestic and international institutional investors to our register. As well, it is encouraging to receive the support of existing investors and major shareholder Phillips 66, for the Company’s strong growth agenda.”

NOVONIX CEO, Dr. Chris Burns, said: “We are pleased to have secured the funding required to support growth in the NOVONIX Anode Materials business following announcements this month of offtake agreements with both Stellantis and PowerCo. This funding will be used to achieve 3,000 tonnes per annum of production capacity at our Riverside facility in 2025 and enable continued access of our Department of Energy’s Office of Manufacturing & Energy Supply Chains grant of up to US$100 million.”

Settlement of the Institutional Placement is expected to occur on Friday, 29 November 2024 with allotment of New Shares expected to occur on Monday, 2 December 2024. The 74.1 million of New Shares issued under the Institutional Placement will rank equally with existing shares on issue.

Approximately 12.8 million shares will be issued under the Conditional Placement to existing major shareholder Phillips 66, subject to shareholder approval at an Extraordinary

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General Meeting to raise approximately US$5.0 million or A$7.7 million1. If shareholders approve the issuance of New Shares under the Conditional Placement, settlement will occur shortly after an Extraordinary General Meeting, which is scheduled to occur on or around Wednesday, 22 January 2025.

Following the successful completion of the Institutional Placement, the Company's shares will recommence trading on the ASX today and the Company has requested that the trading halt be lifted on opening of the market today.

Citigroup Global Markets Australia Pty Limited and Jefferies (Australia) Pty Limited (together, the “Joint Lead Managers") acted as joint lead managers, bookrunners and underwriters to the Institutional Placement.

Share Purchase Plan Details
As announced on Tuesday, 26 November 2024, NOVONIX will separately offer a non-underwritten Share Purchase Plan (“SPP”) to eligible shareholders in the Company with a registered address in Australia and New Zealand as at 7.00pm (Sydney, Australia time) on Monday, 25 November 2024.

The SPP aims to raise approximately A$5.0 million and will provide each eligible shareholder with the opportunity to apply for up to $30,000 worth of NOVONIX shares. If demand exceeds A$5.0 million, NOVONIX may scale back applications under the SPP at its absolute discretion.

The price of New Securities to be issued under the SPP will be the same price as the Offer Price under the Institutional Placement and Conditional Placement, (as opposed to the maximum discount of 20% of the volume weight average price over the last 5 days on which trades were recorded before the day on which the SPP was announced allowable under exception 5 of Listing Rule 7.2). Accordingly, the Company is required to seek and has applied for a waiver of ASX Listing Rules 7.1 and 10.11 to permit the Company to issue New Securities under the SPP without shareholder approval at the same issue price as the Institutional Placement (“Waivers”).

In the event that the Waivers are not granted, the Company intends to seek shareholder approval to issue the New Securities under the SPP. Accordingly, the issue of New

1 Based on an AUD/USD rate of 0.6252 published by the RBA as at 25 November 2024

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Securities under the SPP is conditional on receipt of the Waivers or, if the Waivers are not granted, shareholder approval.

The SPP offer booklet containing further details regarding the SPP, including the terms and conditions for participation, will be lodged with ASX on or about Tuesday, 3 December 2024 and will be dispatched to eligible shareholders in Australia and New Zealand at that time.

Each New Share issued under the SPP will rank equally with existing shares on issue in NOVONIX at their date of issue and NOVONIX will seek quotation of the New Shares issued under the SPP on ASX.

For further information regarding the SPP, please contact the NOVONIX Offer Information Line on 1300 420 709 (within Australia) or +61 1300 420 709 (outside Australia) between 8.30am and 5.30pm (Sydney, Australia time) from the date the SPP opens, being Tuesday, 3 December 2024.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Forward-looking statements
This announcement contains certain "forward-looking statements" that are based on management's belief, assumptions, opinions and expectations and on information

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currently available to management and speak only as of the date of this announcement. All statements other than statements of historical facts included in this announcement, including statements regarding NOVONIX’s forecasts, business strategy, plans and objectives, are forward-looking statements. These statements can generally be identified by the use of forward-looking words, such as "expect", "anticipate", "likely", "intend", "should", "could", "may", "predict", "plan", "propose", "will", "believe", "forecast", "estimate", or "target". Such statements may be based on underlying assumptions (which could prove incorrect or may be subject to change) and are subject to the risks disclosed in the Investor Presentation lodged with ASX on 26 November 2024, many of which are outside the control of NOVONIX and are not reliably predictable, which could cause actual results to differ materially, in terms of quantum and timing, from those described in this announcement. You are strongly cautioned not to place undue reliance on forward-looking statements.

No representation is made by NOVONIX or the Joint Lead Managers or any of their respective related bodies corporate, shareholders or affiliates, or any of each of their respective officers, directors, partners, employees, consultants, contractors, affiliates, agents, advisers or representatives (each a “Limited Party” and together, the “Limited Parties”) as to the correctness of the forward-looking statements on or after the date of this announcement. NOVONIX does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. To the maximum extent permitted by law, NOVONIX, the Joint Lead Managers and each of their respective Limited Parties disclaim any responsibility for the accuracy or completeness of any forward-looking statements whether as a result of new information, future events or results or otherwise. To the maximum extent permitted by law, each of NOVONIX, the Joint Lead Managers and each of their respective Limited Parties disclaim any responsibility to update or revise any forward-looking statement to reflect any change in NOVONIX's financial condition, status or affairs or any change in the events, conditions or circumstances on which a statement is based, except as required by Australian law.

Not for distribution or release in the United States
This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration of the US Securities Act and applicable US state securities laws.

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Disclaimer
The Joint Lead Managers and their respective Limited Parties have not independently verified any of the information in this announcement and have not authorised, permitted or caused the issue or lodgement, submission, dispatch or provision of this announcement and there is no statement in this announcement which is based on any statement made by the Joint Lead Managers or any other of their respective Limited Parties.

To the maximum extent permitted by law, the Joint Lead Managers and each of their respective Limited Parties (1) expressly exclude and disclaim all liabilities for losses incurred as the result of any information in this announcement being inaccurate or incomplete. This includes, without limitation, any responsibility or liability arising from fault, negligence or negligent misstatement, for any loss (whether foreseeable or not and whether direct, indirect, incidental, consequential, special or economic loss or damage) including, without limitation, any loss of profit or anticipated profit, fines or penalties, loss of business or anticipated savings, loss of use, business interruption or loss of goodwill, bargain or opportunities, arising from the use of, or reliance on anything contained in or omitted from, this announcement or its contents or otherwise arising in connection with it; (2) disclaim any obligation or undertaking to release any updates or revisions to the information in this announcement to reflect any change in expectations or assumptions; and (3) do not make any representation or warranty (whether express or implied) in this announcement as to the fairness, currency, accuracy, timeliness, reliability or completeness of any information, opinions or conclusions in this announcement (including the accuracy, likelihood of achievement or reasonableness of any forecast returns, yields, future income or other statements in relation to future matters) nor do they make any representation or warranty (whether express or implied) that this announcement contains all material information about NOVONIX or which a prospective investor may require in evaluating a possible investment in NOVONIX or the acquisition of securities in NOVONIX, or in respect of the likelihood of fulfilment of any forward-looking statement or any event or results expressed or implied in any forward-looking statement.

This announcement does not form the basis of any contract or commitment, nor does it contain any financial product or investment advice. It does not take into account any investor’s investment objectives, financial situation or particular needs. Recipients should make their own enquiries in relation to any investment decisions, and it has not been assumed that recipients will use the information in this announcement as part of their investment decision without making their own enquiries and obtaining independent advice. Neither the Joint Lead Managers nor any other of their respective Limited Parties makes any recommendation as to whether any potential investor should participate in the Institutional Placement or the Conditional Placement.

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Further, neither the Joint Lead Managers nor any other of their respective Limited Parties intends that any of its respective Limited Parties act or be responsible as a fiduciary, or assume any duty, to any investor (or its officers, employees, consultants, agents, security holders, creditors or any other person). Except where otherwise agreed expressly in writing, the Joint Lead Managers and their respective Limited Parties expressly disclaim any fiduciary obligations to or duty of care to or relationship with any investor or potential investor in connection with the Institutional Placement and the Conditional Placement or otherwise, and by accessing this announcement each recipient expressly disclaims any such fiduciary relationship and agrees that it is responsible for making its own independent judgements with respect to the Institutional Placement and the Conditional Placement and any other transaction or other matter arising in connection with this announcement.

Determination of eligibility of investors
Determination of eligibility of investors for the purposes of the Institutional Placement and Conditional Placement is determined by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of NOVONIX and the Joint Lead Managers. To the maximum extent permitted by law, NOVONIX, the Joint Lead Managers and their respective Limited Parties each disclaim any duty or liability (including, without limitation, any liability arising from fault, negligence or negligent misstatement) in respect of the exercise of that discretion or otherwise.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com